UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“CPLF Energia” or “Company”) are hereby invited, pursuant to article 124 of Law N°. 6,404 of December 15th, 1976 (“Brazilian Corporation Law”), to attend the Extraordinary General Meeting (“GM” or “General Meeting”) to be held on January 15th, 2020, at 10:00 a.m., at the Company’s headquarters, located at Rua Jorge de Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, State of São Paulo, to consider and to vote on the following agenda:

a.    To approve the Amendment and the Consolidation of the Company’s Bylaws, as follows: The amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 to: (i) exclude the “Deputy Financial Officer” position; (ii) create the “Strategy, Innovation and Business Excellence Vice President” position, and to determine its  attributions; (iii) change the name and attributions of the “Business Development and Planning Vice President”, which shall be called “Business Development Vice President”; (iv) change the attributions of the “Business Management Vice President”; and (v) to change the wording of the attributions of the “Market Operations Vice President”.

General Information:

1. The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Banco do Brasil S.A., Company’s registered agent, and to bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent consolidated Bylaws or Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated Bylaws of the fund and the Bylaws or Articles of Association of the fund administrator, and the corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

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2. Any shareholder may appoint a proxy to attend the GM and to vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers for representation at the GM; (ii) Bylaws or Articles of Association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

3. The Company requests that all proxies granted in Brazil have the signature certified by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled, and translated to Portuguese by a certified translator and registered before the Register of Deeds and Documents, according to the legislation currently in force.

4. Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) be a lawyer, or (iii) be a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4th, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5. To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents forty-eight (48) hours prior to the GM, as provided in the Paragraph 1 of article 13 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and to vote even if they had not submitted mentioned documents in advance.

6. Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Instruction No. 481, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (http://ri.cpfl.com.br), and on the websites of the CVM (www.cvm.gov.br) and the B3 S.A. – Brazil, Stock Exchange, Counter (www.b3.com.br).

Campinas, January 15th, 2020

Bo Wen

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.